Filed pursuant to Rule 433

Registration No. 333-130580

June 12, 2007

HSBC Finance Corporation

Final Term Sheet:

Lead Manager:	HSBC Securities (USA) Inc. (84%)
Co-Managers:

ANZ Securities, Inc. (2%)

Calyon Securities (USA) Inc. (2%)

Comerica Securities, Inc. (2%)

Commerzbank Capital Markets Corp. (2%)

Fifth Third Securities, Inc. (2%)

Mizuho Securities USA Inc. (2%)

RBC Capital Markets Corporation (2%)

UBS Securities LLC (2%)

Structure:	5-year Global Fixed Rate Notes
Ratings:	Aa3/AA-/AA-(Positive Outlook/Positive Outlook/Positive Outlook)
Pricing Date:	June 12, 2007
Settlement Date:	June 19, 2007
Maturity Date:	June 19, 2012
Form of Note:	Senior Notes
Form of Offering:	SEC Registered Global
CUSIP:	40429CFZ0
ISIN:	US40429CFZ05
Transaction Details:

Principal Amount:	$1,000,000,000
Benchmark Treasury:	UST 4.75% due 05/2012
Treasury Yield:	5.112%
Treasury Price:	98-13 ¾ %
Re-offer Spread:	UST + 82 basis points
Coupon:	5.900%
Re-offer Yield:	5.932%
Issue Price:	99.863%
Gross Fees:	0.350%
Net Price:	99.513%
Total Proceeds to Issuer:	$995,130,000.00
Coupon Payment Dates:	Semi-annual on each 19th June and 19th December , commencing December 19, 2007
Call Features:	NCL
Day Count Convention:	30/360
Minimum Denominations:	$100,000 and integral multiples of $1,000 thereafter
Listing:	NYSE
Trustee:	The Bank of New York Trust Company, N.A.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.